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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.
(Name of Subject Company (Issuer))

CSG Systems International, Inc.
(Name of Filing Person (Offeror))

Certain Outstanding Options to Purchase Common Stock of CSG Systems International, Inc.
(Title of Class of Securities)

126349109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Joseph T. Ruble, Esq.
General Counsel and Secretary
CSG Systems International, Inc.
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111
Telephone: (303) 796-3955

Copy To:
Howard J. Kaslow, Esq.
Abrahams Kaslow & Cassman LLP
8712 West Dodge Road, Suite 300
Omaha, Nebraska 68114
Telephone: (402) 392-1250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $18,208,317	Amount of Filing Fee $1,473.05

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 3,925,124 shares of common stock of CSG Systems International, Inc. will be exchanged for shares of restricted stock and cancelled pursuant to this offer. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the fee is based on the product of (i) the approximate aggregate value of such options as of November 11, 2003 ($18,208,317), calculated using the Black-Scholes option pricing model, as the transaction value multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Shares of Restricted Stock for Certain Outstanding Stock Options Having an Exercise Price of $17.50 per Share or More, dated November 18, 2003 (the "Offer to Exchange"), attached to this Schedule TO as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information

        (a)   Name and Address. The name of the issuer is CSG Systems International, Inc. (the "Company"), and the address and telephone number of the Company's principal executive office are 7887 East Belleview Avenue, Suite 1000, Englewood, Colorado 80111, (303) 796-2850. The Company is a Delaware corporation. The information set forth under "Information Concerning CSG Systems International, Inc." in Section 9 of the Offer to Exchange is incorporated herein by reference.

        (b)   Securities. This Schedule TO relates to certain outstanding options to purchase common stock of the Company which were granted under either the 1996 Stock Incentive Plan or the 2001 Stock Incentive Plan of the Company and which have an option exercise price of $17.50 or more. The Company is offering to issue restricted shares of common stock of the Company in exchange for the surrender and cancellation of such options. The information set forth under "Source and Amount of Consideration" in Section 8(a) of the Offer to Exchange is incorporated herein by reference.

        (c)   Trading Market and Price. The information set forth under "Price Range of Common Stock Underlying Eligible Options" in Section 7 of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        The filing person is the Company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth under "Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options" in Section 10 of the Offer to Exchange and the information set forth in Attachment A to the Offer to Exchange are incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)   Material Terms. The information set forth in the Offer to Exchange under (i) "Summary Term Sheet", (ii) "Issuance of Shares of Restricted Stock in Exchange for Eligible Options; Eligibility to Participate in the Offer; Expiration of the Offer" in Section 1, (iii) "Procedures for Electing to Exchange Eligible Options" in Section 3, (iv) "Withdrawal Rights" in Section 4, (v) "Acceptance of Eligible Options for Exchange and Grant of Restricted Stock" in Section 5, (vi) "Conditions of the Offer" in Section 6, (vii) "Source and Amount of Consideration; Difference Between Stock Options and Restricted Stock; Terms of Restricted Stock; Resale of Restricted Stock" in Section 8; (viii) "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" in Section 11, (ix) "Legal Matters; Regulatory Approvals" in Section 12, (x) "Material United States Federal Income Tax Consequences; Withholding for Taxes" in Section 13, (xi) "Extension, Termination, or Amendment of Offer" in Section 14, and (xii) "Miscellaneous" in Section 18 is incorporated herein by reference.

        (b)   Purchases. The information set forth under "Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options" in Section 10 of the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth under "Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options" in Section 10 of the Offer to Exchange is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes. The information set forth under "Purpose of the Offer" in Section 2 of the Offer to Exchange is incorporated herein by reference.

        (b)   Use of Securities Acquired. The information set forth in the Offer to Exchange under "Acceptance of Eligible Options for Exchange and Grant of Restricted Stock" in Section 5 and "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" in Section 11 is incorporated herein by reference.

        (c)   Plans. The information set forth under "Information Concerning CSG Systems International, Inc." in Section 9 of the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds. The information set forth in the Offer to Exchange under "Source and Amount of Consideration; Difference Between Stock Options and Restricted Stock; Terms of Restricted Stock; Resale of Restricted Stock" in Section 8 and "Fees and Expenses" in Section 15 is incorporated herein by reference.

        (b)   Conditions. The information set forth under "Conditions of the Offer" in Section 6 of the Offer to Exchange is incorporated herein by reference.

        (d)   Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)   Securities Ownership. The information set forth under "Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options" in Section 10 of the Offer to Exchange is incorporated herein by reference.

        (b)   Securities Transactions. The information set forth under "Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options" in Section 10 of the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations and Recommendations. The information set forth under "Fees and Expenses" in Section 15 of the Offer to Exchange is incorporated herein by reference.

        (b)   Employees and Corporate Assets. Not applicable.

Item 10. Financial Statements.

        (a)   Financial Information. The information set forth (i) in the Offer to Exchange under "Information Concerning CSG Systems International, Inc." in Section 9 and "Additional Information" in Section 16, (ii) on pages 13 through 90 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and (iii) in Items 1 through 3 of Part I of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

        (c)   Summary Information. The information set forth under "Information Concerning CSG Systems International, Inc." in Section 9 of the Offer to Exchange is incorporated herein by reference.

Item 11. Additional Information

        (a)   Agreements, Regulatory Requirements, and Legal Proceedings. The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options" in Section 10 and "Legal Matters; Regulatory Approvals" in Section 12 is incorporated herein by reference.

        (b)   Other Material Information. Not applicable.

Item 12. Exhibits

Exhibit Number	Description of Exhibit
(a)(1)	Offer to Exchange, dated November 18, 2003.
(a)(2)	Form of written Election Form.
(a)(3)	Form of online Election Form.
(a)(4)	CSG Exchange Program Telephone Election System script.
(a)(5)	Letter from Neal C. Hansen to employees holding Eligible Options.
(a)(6)	Form of Options Eligible For Exchange Report.
(b)	Not applicable.
(d)(1)	Form of Restricted Stock Award Agreement (included as Attachment B to the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(2)	CSG Systems International, Inc. 1996 Stock Incentive Plan, as amended through January 18, 2001.
(d)(3)	CSG Systems International, Inc. 2001 Stock Incentive Plan, as amended through August 22, 2002.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSG SYSTEMS INTERNATIONAL, INC.
Date: November 18, 2003	By:	/s/ NEAL C. HANSEN Neal C. Hansen, Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)	Offer to Exchange, dated November 18, 2003.
(a)(2)	Form of written Election Form.
(a)(3)	Form of online Election Form.
(a)(4)	CSG Exchange Program Telephone Election System script.
(a)(5)	Letter from Neal C. Hansen to employees holding Eligible Options.
(a)(6)	Form of Options Eligible For Exchange Report.
(b)	Not applicable.
(d)(1)	Form of Restricted Stock Award Agreement (included as Attachment B to the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(2)	CSG Systems International, Inc. 1996 Stock Incentive Plan, as amended through January 18, 2001.
(d)(3)	CSG Systems International, Inc. 2001 Stock Incentive Plan, as amended through August 22, 2002.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX